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VIA EDGAR SUBMISSION

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed April 29, 2016 Form 8-K dated April 29, 2016 Form 8-K dated August 9, 2016 File No. 001-14956

Dear Ms. Connell:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are Valeant's responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated September 8, 2016 (the “Comment Letter”) relating to (i) the Form 10-K for the fiscal year ended December 31, 2015 filed by Valeant on April 29, 2016 (the “2015 Form 10-K”), (ii) the Form 8-K filed by Valeant on April 29, 2016, and (iii) the Form 8-K filed by Valeant on August 9, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in the Comment Letter in italics below. Unless noted otherwise, references to prior comments are to comments of the Staff contained in your letter dated July 13, 2016.

Form 10-K for the Fiscal Year Ended December 31, 2015
Management's Discussion and Analysis of Financial Condition and Results of
Operations U.S. Healthcare Reform, page 43

1.
The analyses you provide in response to prior comment 2 address your evaluation of the impact of the specified trends/uncertainties on your revenue trends. The guidance in Section III. B of MD&A interpretive release 33-6835

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

requires the assessment to be made based on the impact on financial condition or results of operations. Although, for example, you believe that the anticipated 10% price drop for dermatological and ophthalmological products associated with your Walgreens agreement will not result in a declining revenue trend because of anticipated volume increases, those volume increases could result in relatively higher levels of costs of goods sold and lower gross margins and net income that could be material. Please tell us your consideration of the potential impact on financial condition or results of operations of each of the issues you identified in your response.

The Company respectfully acknowledges the Staff’s comment.  While Valeant’s response dated August 10, 2016 focused on illustrating its consideration of the effect of the implemented and potential price actions on its revenue trends to determine the extent of forward-looking disclosure in the MD&A pursuant to the requirements under Section III. B of MD&A interpretive release 33-6835, the Company also considered the corresponding impact of such price actions would have on its financial condition and results of operations when evaluating the extent of MD&A disclosure.  The Company’s consideration of the potential impact on its financial condition or results of operations of each of the identified potential and implemented price actions is outlined below:

Potential and implemented price actions	Analysis
(a) Anticipated price reduction or other anticipated pricing actions (such as discounts or rebates) on the Company’s Isuprel® and Nitropress® products
Given that the Isuprel® and Nitropress® products did not represent a significant portion of the Company’s business (each representing approximately 2% of total revenues for 2015) and given that management did not anticipate any potential increase in volume resulting from the price reductions on those products would result in significant incremental costs given these products have high contribution (being product sales less costs of goods sold, exclusive of amortization and impairments of finite-lived intangible assets, as defined in the Company’s 2015 Form 10-K), management did not believe that the potential net effect from the price reductions on those products and the increase in volume would have a material impact on the Company’s financial condition or results of operations. Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

(b) Anticipated price reduction of certain branded prescription-based dermatological and ophthalmologic products that would be sold through the fulfillment programs with Walgreens by, on average, approximately 10 percent

As noted in the Company’s response dated August 10, 2016 and as disclosed in the MD&A in the 2015 Form 10-K, management anticipated the impact of the price reduction would be offset by the impact of the increased volume. Although the increased volume would increase costs of goods sold and certain other costs, the Company did not believe that the incremental costs resulting from the increased volume would be significant because the dermatological and ophthalmologic products that were anticipated to be subject to the price reduction generally generate high contribution.  Accordingly, management did not believe that the net impact from the price reduction and the increased volume would have a material impact on the Company’s financial condition or results of operations.  As a result, the Company concluded that disclosure of a trend or uncertainty was not necessary.

(c) Potential price controls resulting from legislative action
Given that the adoption of any potential price controls was conjectural and any terms, if adopted, were not known, and were not under management’s control, the Company did not have a basis to evaluate the impact that such actions would have on its overall revenue trend or the corresponding impact on its financial condition or results of operations.  Accordingly, the Company concluded that no disclosure of a trend was necessary.

(d) The Company’s intentions with respect to the cessation of or limitation on pricing increases for certain products
As the Company expected that any potential pricing action (other than those imposed by legislative actions) would be made strategically based on, among other things, a price-volume assessment and a cost-benefit evaluation, management did not believe, at the time of the filing of the 2015 Form 10-K and the March 31, 2016 Form 10-Q, that any potential pricing action would have a material impact on the Company’s overall revenue trend or its financial condition and results of operations.  Accordingly, the Company concluded that disclosure of a trend or uncertainty was not necessary.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

The Company notes that it did refer to the potential impact of the pricing issues described above in its Risk Factors (see pages 14-15, 20, 23, 30, and 31-32) in the Company's 2015 Form 10-K.

Notes to Consolidated Financial Statements
Note 18: Income Taxes, page F-70

2.	We acknowledge your response to prior comment 7. Please address the following additional comments:
•
Quantify for us the material individual adjustments to tax attributes that result in benefits of $87.1 million in 2015 and $32.3 million in 2014 relative to your statutory tax rate. In your response, tell us why these adjustments are appropriately reflected in their respective periods and why they could not have been identified in prior periods.

•
As the Canadian dollar foreign exchange gain for Canadian tax purposes appears to be related specifically to your U.S. dollar denominated debt, represent to us that you will revise the description of this reconciling item in future Forms 10-K to identify the relationship with that debt.

•
Explain to us why the change in valuation allowance related to foreign tax credits and net operating losses resulted in a $114.0 million charge in 2015 relative to your statutory rate when the charge in 2014 was only $17.4 million.

•
Explain to us how the deferral of the tax consequences of intercompany transactions under ASC 740-10-25-3(e) and ASC 810-10-45-8 impacts your effective tax rate when the tax impact of both sides of the transaction is deferred. In your response, explain to us whether you mean that the settlement of the intercompany transaction (either the depreciation/amortization of tangible/intangible assets that removes the basis difference of the asset or the sale of intercompany inventory that results in the reversal of deferred profit in consolidation) when coupled with the differing jurisdictional tax rates between the intercompany parties results in the benefit.

•	Explain to us why the tax benefit on intra-entity transfers relative to your statutory tax rate is $374.9 million in 2015 and $147.3 million in 2014 when it is only $5.7 million in 2013.

The Company respectfully acknowledges the Staff's comment.  Before addressing each bullet point, the Company wants to highlight that it maintains a full valuation allowance on its deferred tax assets for U.S. foreign tax credit carryforwards, Canadian net operating losses and other business credits.  Therefore, as discussed in more detail below, while the tax benefit of these items are presented separately in the effective tax rate reconciliation, such benefits are offset by changes to the valuation

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

allowance.  The reconciling item “Adjustments to tax attributes” is principally driven by U.S. foreign tax credits and is offset by the reconciling item “Change in valuation allowance related to foreign tax credits and net operating losses”. Similarly, adjustments to Canadian foreign exchange gains impact the amount of Canadian net operating losses, which are offset by the reconciling item “Change in valuation allowance on Canadian deferred tax assets and tax rate changes.”

With respect to the first bullet point, the tax benefit of $87.1 million in 2015 principally relates to an increase of $91.5 million in U.S. foreign tax credits reflecting non-U.S. taxes paid by its U.S. subsidiaries or their respective subsidiaries.  These foreign tax credits include an accrual for taxes paid or accrued in 2015 ($52.6 million) and a return to provision adjustment for taxes paid or accrued in 2014 ($38.9 million) based in part on the Company’s decision to claim foreign tax credits rather than a deduction for foreign taxes paid on its 2014 federal income tax return.1  The tax benefit of $32.3 million for 2014 principally relates to a $30.8 million benefit for U.S. foreign tax credits reflecting non-U.S. taxes paid either by its U.S. subsidiaries or their respective subsidiaries based upon the Company’s decision to claim foreign tax credits on its 2013 U.S. federal income tax return.  The amounts were recorded in the year which it was determined the Company would make the election to claim a foreign tax credit or deduct foreign taxes.  Under Section 901 of the Internal Revenue Code, the Company has up to ten years to decide whether it will take a credit or deduct foreign taxes in computing its income.  The decision is based on numerous factors including sources of income and the projected use of attributes.  Acquisitions made in 2014 and 2015 after the filing of the previous year’s financial statements influenced the Company's view on the benefit of the credit versus the deduction for foreign taxes.  The deferred tax asset and offsetting valuation allowance were appropriately recorded in the period in which the decision was made.

As the response to the third bullet is related to the response to the first bullet, we will address the third bullet next. As noted above, the Company maintains a full valuation allowance against its deferred tax assets related to foreign tax credits and certain state net operating losses within the U.S.  Thus, the large increase in the amount of foreign tax credits recorded in 2015 ($91.5 million) compared to 2014 ($30 million) was recorded within the reconciling item for the change in valuation allowance for foreign tax credits.  The balance of the change in the valuation allowance for both 2014 and 2015 relates to the Company’s assessment of the realizability of state net operating losses.

1 The balance of the “tax attributes” item relates primarily to a benefit for U.S. R&D credits ($4.2m) and a reduction for limitations on U.S. NOLs ($10.4m).

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

Securities and Exchange Commission Regulation S-X Rule 4-08(h) requires disclosure of individual reconciling items that are more than five percent of the amount computed by multiplying pretax income by the statutory tax rate.  Pursuant to this rule, the Company separately presented the increase in foreign tax credits (and net operating losses) and the associated valuation allowance.

With respect to the second bullet point, the Company agrees that it will amend the title of its rate reconciling item to reflect the Staff's comment to read as follows:  "Canadian tax impact of foreign exchange gain or loss on U.S. dollar denominated debt held by VPII and its Canadian Affiliates."

With respect to the fourth bullet point, a significant portion of this item of reconciliation is the result of the Company's internal restructuring efforts (which took place in 2013 and 2014 as disclosed within the Income Tax Footnote of the Company’s Form 10-K for the respective periods) pursuant to which certain assets, including intellectual property (“IP”), were transferred from the U.S. and Barbados to foreign jurisdictions.  These transfers were undertaken in a tax-free manner.  For local tax purposes, the transfer of the IP resulted in an amortizable step up in tax basis to fair market value, for which no deferred tax asset could be recorded under ASC 740-10-25-3(e).  As such, the local tax benefit associated with the amortization is being recognized as incurred pursuant to ASC 740-10-25-3(e).

With respect to the fifth and final bullet point, the tax benefits on intra-entity transfers of $374.9 million in 2015 and $147.3 million in 2014 are primarily related to the transfer of certain assets, including IP, from the U.S. and Barbados to foreign jurisdictions as discussed above and previously disclosed within the Income Tax Footnote of the Company’s Form 10-K for 2013 and 2014.  The transfers were part of integration efforts beginning in 2013 and continuing in 2014.   In the 2014 presentation of the effective tax rate, the Company presented the “Tax benefit of intra-entity transfers” (i.e., the local tax benefit of amortization) at an amount reflective of the net tax benefit associated with its integration efforts.  The Company also presented the difference between the tax rate (i.e., the net tax benefit associated with its integration efforts) on earnings in the jurisdiction in which the IP is owned as compared to the tax on such earnings at the Canadian statutory rate within the “foreign rate differential” line item.

In presenting the tax effect of such items in the 2015 effective tax rate reconciliation, the Company intended to provide greater disclosure transparency within the foreign rate differential line by comparing the tax effect of IP earnings at the Canadian statutory rate versus such earnings at the local statutory rate.  Similarly, in 2015, the tax benefit of local tax amortization on the IP assets was presented in the “Tax benefit of intra-entity transfers” line at the local statutory rate rather than at an amount reflective of the net tax benefit of the Company’s integration efforts.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

Going forward, the Company will disclose these items in both the 2014 and 2015 effective tax rate reconciliation using the same approach used in 2015.  If, in its 2015 Annual Financial Statements, the Company had conformed the 2014 rate reconciliation presentation to the 2015 presentation, the “tax benefit on intra-entity transfers” line item for 2014 would have increased to $420.5 million and the “foreign rate differential” line item would have been reduced to $229.6 million; this is essentially a change in classification between these two line items, with no ultimate change to the total effective tax rate.  In other words, using the 2015 presentation, the 2015 “tax benefit on intra-entity transfers” line was $374.9 million as compared to $420.5 million in 2014. The benefit recorded on intra-entity transfers was higher in 2014 compared to 2015 because of other intra-entity transfers for which recording of tax benefits is appropriate.  Again, as part of its 2016 Annual Financial Statements, the Company will conform its 2014 presentation and present the 2014, 2015 and 2016 rate reconciliation consistent with the 2015 presentation.

Form 8-K dated April 29, 2016
Exhibit 99.1 Press release dated April 29, 2016
Reconciliation of GAAP EPS to Adjusted EPS Non-GAAP, Table 2b

3.
We acknowledge your response to prior comment 11. Although the removal of gains and related tax effects from GAAP income in deriving non-GAAP income in 2014 might explain a difference between your GAAP effective tax rate and your non-GAAP effective tax rate in 2014, it does not explain why your effective non-GAAP tax rate in 2014 is lower than those in 2013 or 2015. Please address the following additional comments:

•	Tell us whether there are any other explanations for the lower effective non-GAAP tax rate in 2014 as compared to 2013 other than your internal reorganization/restructuring efforts.
•
Tell us why your reorganization/restructuring efforts in 2014 do not appear to have a significant continuing impact on your non-GAAP effective tax rate in 2015 as your 2015 rate reverts to a level higher than your 2013 rate.

The Company respectfully acknowledges the Staff's comment.  The only explanation for the lower effective non-GAAP tax rates is the internal reorganizations/restructuring efforts.  With respect to the second bullet, the Company's restructuring efforts resulted in a jurisdictional mix of earnings that produced a lower non-GAAP effective tax rate in 2014 as compared to 2013.  The 2015 acquisition of Salix (as defined below), a company organized under the laws of the United States, changed the Company’s jurisdictional mix of earnings which offset some of the benefit of the Company’s internal restructuring and, thus, increased the non-GAAP effective tax rate in 2015 as compared to 2014.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

Form 8-K dated August 9, 2016
Exhibit 99.1 Press release dated August 9, 2016
Reconciliations of GAAP EPS to Adjusted EPS Non-GAAP, Tables 2, 2a and 2b

Note related to Staff Comments 4, 5 and 6: The Company respectfully acknowledges the Staff's comments 4, 5 and 6 of the Comment Letter. Prior to responding to each of these items, which relate to the Company’s use of certain non-GAAP measures, the Company wanted to provide some historical context for the use of these measures. Previously, one of the elements of the Company’s business strategy involved business development and the acquisition of companies, businesses and products to expand the Company’s portfolio offering and geographic footprint. As part of this strategy, the Company completed a number of acquisitions each year; however, there was significant variability among these transactions, including the size, nature and frequency of the transactions and the complexity and maturity of the businesses and companies acquired. Consequently, the impact of these transactions on the Company’s reported results varied significantly period to period and made period to period comparisons difficult. As a result, the Company believed the exclusion of certain costs and other amounts relating to such acquisitions allowed a more informative comparison of the financial results from period to period and, therefore, provided useful supplemental information to investors.

Commencing in the later part of 2015 and into 2016, the Company has undergone a number of strategic and organizational changes, as further described below. The Company has revised its business strategy as it relates to business development, such that the Company currently expects the volume and size of its acquisitions to be minimal in 2016 and the foreseeable future. The Company has also experienced significant changes to its executive management team, including the appointment of a new Chief Executive Officer, Chief Financial Officer, Corporate Controller and Chief Accounting Officer and General Counsel. The Company’s Board of Directors has also undergone significant change, with most of the members of its board being replaced at or shortly before its last annual general meeting. In connection with the Board changes, the Company has a predominantly new Audit and Risk Committee.

As a result of these changes to its executive management, Board of Directors (including the Audit Committee) and business strategy and given the current business environment, both as it relates to the Company and more generally, the Company, and its executive management and Board of Directors, are re-evaluating the ways in which the Company views and measures performance and communicates with investors, as well as the purpose and use of its current non-GAAP measures. As a result, the Company’s view on the use of non-GAAP measures (and use of non-GAAP adjustments thereto) is evolving and management anticipates making certain changes to how it calculates and uses non-GAAP measures on a going forward basis, starting fiscal 2017.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

4.
Given the nature and magnitude of the vast majority of your non-GAAP adjustments, it appears that your non-GAAP adjusted net income is actually a non-GAAP liquidity measure. As such, please tell us why this non-GAAP measure is not a liquidity measure or represent to us that you will no longer present this measure on a per share basis. Please see Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, or CDI, Question 102.05.

The Company respectfully acknowledges the Staff’s comment.  However, the Company believes that non-GAAP adjusted net income is an operating and performance measure and not a liquidity measure.

Non-GAAP adjusted net income has been one of the key metrics in the evaluation of the Company’s performance. In particular, management has used non-GAAP adjusted net income for strategic decision making, forecasting future results, and evaluating current performance and gave guidance on the basis of non-GAAP adjusted earnings per share. In addition, cash bonuses for the Company’s executive officers were based, in part, on the achievement of certain financial targets that were based, partially, on attaining budget or stretch targets for non-GAAP adjusted earnings per share.

Liquidity measures quantify an enterprise's ability to meet its financial obligations as they come due, both on a short and long term basis.  The Company uses GAAP cash flows from operations as its liquidity measure.  The Company's primary sources of liquidity are its cash on hand, cash flows generated from its operations, funds available from its revolving credit facility, issuances of long-term debt and issuances of equity or equity-linked securities, and, in certain circumstances, cash from divestitures.

Non-GAAP adjusted net income excludes the impact of certain items that management believes may obscure important trends in the Company’s underlying performance. By disclosing this non-GAAP measure, management intended to provide investors with a meaningful, supplemental comparison of the Company’s operating results and trends for the periods presented. Management believes this measure is also useful to investors because it allows investors to evaluate the Company’s performance using the same tools that management uses to evaluate past performance and prospects for the Company’s future performance. Accordingly, the Company believes that non-GAAP adjusted net income is useful to investors in their assessment of the Company’s operating performance and the valuation of the Company.

The distinction between non-GAAP adjusted net income as a performance measure and GAAP cash flows from operations as a liquidity measure is reflected in the

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

differences in the nature and the type of adjustments that are made in calculating these measures.  In calculating the GAAP cash flows from operations, the Company adjusted GAAP net income by all non-cash items in GAAP net income, as well as the effects of all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments.  In contrast, the Company’s calculation of non-GAAP adjusted net income adjusts for items, both cash and non-cash, that varied meaningfully in nature and amount from period to period and may obscure important trends in the Company’s underlying performance.  Importantly, adjusted net income (a) did not exclude all non-cash items included in GAAP net income (for example, it did not exclude depreciation expense exclusive of fair value step-up/down from purchase accounting, allowances for losses on accounts receivable and inventories, stock-based compensation exclusive of the effect of acceleration of vesting of certain equity awards, income tax provision exclusive of income tax effect relating to non-GAAP adjustments) and did not adjust for the effects of deferral of cash receipts and payments and (b) at the same time, excluded certain items with a cash impact (for example, acquired in-process research and development, restructuring, integration, acquisition-related and other costs, and legal settlement costs). In addition, based on the Company’s calculation of non-GAAP adjusted net income, more adjustments are required to reconcile non-GAAP adjusted net income to cash flows from operations than are required to reconcile non-GAAP adjusted net income to net income calculated in accordance with GAAP.

Accordingly, the Company believes that non-GAAP adjusted net income is a performance measure and not a liquidity measure.

5.
Please explain to us why it is appropriate to remove restructuring, integration and deal costs, termination of certain supply and distribution agreements costs and legal settlement and legal proceedings, investigations and inquiries costs from your adjusted non-GAAP income measure when they appear to be normal, recurring operating expenses that will be settled in cash. See CDI 100.01. In your response, please tell us the significant components of each of the expenses for each of the last three years and the latest interim periods with comparable amounts for the 2015 interim period.

The Company respectfully acknowledges the Staff’s comment.  The Company believes that (a) restructuring, integration and deal costs, (b) termination of certain supply and distribution agreements costs and (c) legal settlement and legal proceedings, investigations and inquiries costs were each appropriate adjustments to GAAP net income in determining the Company’s non-GAAP results. As further described below, given the variability and volatility of the amount and/or frequency of these costs, the Company believes that these costs were not normal operating expenses and, by adjusting these costs, it provided useful supplemental information to investors.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

(a)	Restructuring, Integration and Deal Costs

The Company believes it was appropriate to remove restructuring, integration and deal costs from its calculation of adjusted net income because it did not view these costs as normal, recurring operating expenses.  When the Company completed acquisitions, they resulted in expenses which varied significantly from period to period and would not otherwise have been incurred.  The Company has excluded these restructuring, integration and other acquisition-related expense items resulting from these acquisitions in calculating non-GAAP adjusted net income. The significant components of these acquisition-related expenses were the following: (i) employee severance costs, (ii) costs associated with contract terminations, (iii) payments to integration consultants and external advisors (i.e., deal counsel), (iv) reduction of duplicative labor costs, and (v) costs to close facilities and integrate manufacturing capabilities. In addition, for two acquisitions, which were consummated in Q2 2013 and Q1 2014, the Company also excluded stock based compensation related to accelerated vesting of the acquired business’s unvested stock-based awards on the date of acquisition (please note that the Company currently presents these expenses in Other income/expense within operating income and, at the time when the Company changed its presentation policy, the amounts described above were not reclassified due to their immaterial nature). During the period beginning January 1, 2013 and ending on June 30, 2016, the most significant transactions to which the expenses described above related were the acquisitions of Bausch & Lomb Holdings Incorporated, Medicis Pharmaceutical Corporation and Salix Pharmaceuticals, Ltd. (“Salix”).

The type, nature, size and frequency of the Company’s acquisitions have varied considerably period to period. As a result, the type and amount of the restructuring, integration and deal costs have also varied significantly from acquisition to acquisition. In addition, the costs associated with an acquisition varied significantly from quarter to quarter, with most costs generally decreasing over time. Consequently, given the variability and volatility of these costs from acquisition to acquisition and period to period and because these costs are incremental and directly related to the acquisition, the Company does not view these costs as normal operating expenses.

Furthermore, due to the volatility of these costs and due to the fact that they are directly related to the acquisitions, the Company believes that such costs generally were not relevant to assessing or estimating the long-term performance of the acquired businesses or assets as part of the Company. In addition, as described above, the frequency and amount of such charges varied significantly from period to period based on the size and timing of the acquisitions and the maturities of the businesses being acquired. Also, the size, complexity and/or volume of past acquisitions, which often drove the magnitude of such expenses, were not necessarily

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

indicative of the size, complexity and/or volume of any future acquisitions. By excluding these expenses from its non-GAAP measures, management believes it provided supplemental information that assisted investors with their evaluation of the Company’s ability to utilize its existing assets and with its estimation of the long-term value that acquired assets would generate for the Company. Furthermore, the Company believes that the adjustments of these items provided supplemental information with regard to the sustainability of the Company’s operating performance, allowed a more informative comparison of the financial results to historical operations and forward-looking guidance and, as a result, provided useful supplemental information to investors.

(b)	Termination of Certain Supply and Distribution Agreements Costs

The Company believes it was appropriate to remove these costs because it believes such costs were not normal, recurring operating costs. These adjustments relate to three arrangements between the Company and certain third parties for product distribution, promotion or other commercialization. In particular, the costs relate to charges that were taken in connection with the cessation of the particular product commercialization or the arrangements themselves. The Company excluded such costs in calculating non-GAAP adjusted net income in the fourth quarter of 2015 (in an aggregate amount of $20.6 million), with a $1.4 million true-up in the first quarter of 2016.  Each of these costs was individually immaterial. There were no such charges in 2013 or 2014 or the remainder of 2015 or 2016 (to date).

Given the nature and frequency of these costs, the Company does not consider these to be normal, recurring operating costs. The Company does not anticipate that it will be making similar adjustments on a going-forward basis and, in future filings, the Company would provide supplemental disclosure to explain the impact of such change.

(c)	Legal Settlement and Legal Proceedings, Investigations and Inquiries Costs

During the period from January 1, 2013 to June 30, 2016, the Company excluded the costs associated with its legal settlements and judgments and the costs associated with certain legal proceedings, investigations and inquiries, as further described below, because the Company believes such costs were not normal operating expenses.

In regard to legal settlements and judgments, during the period from January 1, 2013 to June 30, 2016, the most significant components of these costs were as follows: (i) in 2013, there was an $142.5 million charge that related to a settlement with Anacor Pharmaceuticals, Inc. (“Anacor”), which resolved all outstanding breach of contract disputes between Anacor and Valeant and its affiliates; (ii) in 2013, following an

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

unfavorable court decision, a $50 million charge was recorded relating to litigation respecting a claim for lost profits for alleged violation of Russian competition law in connection with the registration by Valeant’s subsidiary, Natur Produkt, of its AntiGrippin trademark. Subsequently, in 2014, the $50 million charge was reversed following a favorable appeal decision and, in 2015, a new charge of $25.4 million was recorded for this matter, after a further appeal court required Natur Produkt to pay $25.4 million; and (iii) in 2016, there was a favorable adjustment relating to a reduction in liability of approximately $39.4 million relating to the execution of a settlement agreement with the United States, which settled the federal claims against Salix relating to its sales and promotional practices for its Xifaxan®, Relistor® and Apriso® products (this reduction was made following a re-assessment of the Company's legal liability, which was initially measured at fair value on the date of the Salix acquisition). Legal settlements and judgments vary significantly, in their nature, size and frequency, and, due to this volatility, the Company believes the costs associated with legal settlements and judgments are not normal operating expenses. By excluding these amounts, the Company believes it provided supplemental information to investors to assist in the comparison of its financial results from period to period.

In addition to the costs related to legal settlements and judgments, the Company also excluded costs associated with certain recent legal and governmental proceedings, investigations and information requests relating primarily to certain of its distribution, pricing, disclosure and accounting practices. As opposed to more ordinary course matters, the Company considers that each of the recent proceedings, investigations and information requests (the significant components of which are described in more detail below), given their nature and frequency, are outside of the ordinary course and relate to unique circumstances that are not expected to occur again. In particular, during the fourth quarter of 2015 and the first and second quarters of 2016, the Company excluded the costs associated with various legal and governmental proceedings, investigations and information requests relating to the Company’s distribution, marketing, pricing, pharmacy, disclosure and accounting practices (including with respect to its former relationship with Philidor Rx Services, LLC (“Philidor”)). During this time period, the Company also excluded the costs associated with the review by the ad hoc committee of independent directors of the Board of Directors, which was established to review allegations regarding the Company’s relationship with Philidor and related matters. Finally, the Company also excluded certain costs associated with the termination of its arrangements with Philidor. In the aggregate, these costs equaled $7.4 million in the fourth quarter of 2015, $27.5 million in the first quarter of 2016 and $9.5 million in the second quarter of 2016.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

As indicated above, given the unique nature of the matters relating to these costs, the Company believes these items are not normal operating expenses.  Furthermore, the Company believes that the exclusion of such out of the ordinary course amounts provides supplemental information to assist in the comparison of the financial results of the Company from period to period and, therefore, provides useful supplemental information to investors.

6.
Please explain to us why it is appropriate to remove only portions of your depreciation expense (associated with the fair value step-up in acquisition accounting) and share-based compensation from your non-GAAP income measure. In your response, tell us your consideration of why your resulting non-GAAP income measure does not incorporate these expenses under individually tailored expense recognition methods precluded under the guidance in CDI 100.04.

The Company respectfully acknowledges the Staff's comment, but believes that its treatment of depreciation expense associated with the fair value step-up in acquisition accounting, as well as its share-based compensation, in each case during the periods covered by the press release dated August 9, 2016 attached to its Form 8-K dated August 9, 2016, were not individually tailored expense recognition methods that were in violation of Rule 100(b) of Regulation G and therefore precluded under the Staff's guidance in CDI 100.04. By excluding these impacts, the Company was able to provide supplemental information with respect to the comparison of the performance of the Company from period to period.  The Company has evaluated its treatment of these items and has made a determination that, on a going-forward basis, it does not anticipate making such adjustments when calculating non-GAAP adjusted net income and, in future filings, the Company would provide supplemental disclosure to explain the impact of such change.

First, with respect to such depreciation expense, the Company excluded the impact of fair value step-up/down adjustments to property, plant & equipment in connection with business combinations.  The Company believes it was appropriate to do so, because the amount and the frequency of the adjustments were significantly impacted by the timing and size of the Company's acquisitions, as well as the structure of the acquisitions (acquisition of shares versus assets or inclusion versus exclusion of capital assets) and the operating strategy of the acquired businesses with respect to the level of investment in capital assets inherited by the Company as part of those acquisitions.  By excluding these impacts, the Company was able to report a non-GAAP adjusted net income figure from period to period that was not impacted by the variability driven by purchase accounting and gave investors supplemental information with respect to the comparison of the performance of the

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

Company from period to period.  While the Company believes it was appropriate to adjust out these particular depreciation costs, it does not believe it was appropriate to adjust out all other depreciation costs, because those costs were part of the normal operating performance of the Company from period to period.

Second, with respect to share-based compensation, there were two components during the applicable period: (i) primarily, the share-based compensation directly attributable to the termination of the Company’s former Chief Executive Officer and Chief Financial Officer, and (ii) to a lesser extent, the impact of accelerated vesting of certain performance-based share-based equity instruments (“PSUs”) directly triggered by stock price appreciation. Regarding the first and more material component, the Company believes that the termination impact was not a normal, recurring operating expense and that the inclusion of such item would obscure the trend of the Company’s operating performance. With respect to the second and less material component, the Company excluded the effect because it was solely triggered by the attainment of certain stock price-based performance targets. Given the volatility of the Company’s stock price (over which the Company has no control and which is driven by various factors such as the announcement of acquisitions by the Company), the effect of such acceleration was excluded. While the Company believes it was appropriate to adjust out volatilities in share-based compensation costs due to the acceleration of vesting of the PSUs, it does not believe it was appropriate to adjust out all other share-based compensation costs, because those costs were part of the normal operating performance of the Company from period to period.

Ms. Angela M. Connell
U.S. Securities and Exchange Commission
October 6, 2016

If you have any questions with respect to the foregoing, please contact Sam Eldessouky, the Company’s SVP, Controller and Chief Accounting Officer at (908) 541-5450.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

cc:
Christina Ackermann
Executive Vice President and General Counsel of Valeant Pharmaceuticals International, Inc.

Sam Eldessouky
SVP, Controller and Chief Accounting Officer of Valeant Pharmaceuticals International, Inc.

Paul Herendeen
Executive Vice President, Finance, and Chief Financial Officer of Valeant Pharmaceuticals International, Inc.